UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32401

MANITEX INTERNATIONAL, INC.

Exact name of registrant as specified in its charter)

9725 Industrial Drive

Bridgeview, Illinois 60455

(708) 430-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, no par value: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Manitex International, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2025	MANITEX INTERNATIONAL, INC.

	By:	/s/ Joseph Doolan
	Name:	Joseph Doolan
	Title:	Chief Financial Officer

*

On January 2, 2025, pursuant to the Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., a Michigan corporation (the “Company”), Tadano Ltd., a Japanese corporation (“Tadano”) and Lift SPC Inc., a Michigan corporation and wholly owned subsidiary of Tadano (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Tadano.